Standex ESSENTIAL PRODUCTS FOR YOUR WORLD

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS RECORD FOURTH QUARTER AND FISCAL YEAR 2012 RESULTS

- Sales Grow 5% for Q4 and 9.2% for Full-Year Fiscal 2012
- Q4 GAAP Operating Income Up 19.1% and Non-GAAP Q4 Operating Income Increases 16.5%
- Q4 GAAP EPS from Continuing Ops Increases 22.1% and Q4 Non-GAAP EPS from Continuing Ops Grows 12.1%
- Reports Net Cash Position for First Time in Company History

SALEM, NH – August 28, 2012 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the fourth quarter and fiscal year ended June 30, 2012.

Fourth Quarter Fiscal 2012 Results from Continuing Operations

- Net sales increased 5.0% to $169.8 million from $161.7 million in the fourth quarter of fiscal 2011.
- Income from operations was $18.5 million compared with $15.5 million in the fourth quarter of fiscal 2011. Operating income for the fourth quarter of 2012 included, pre-tax, $0.2 million of restructuring charges and $0.5 million of acquisition-related expenses. The fourth quarter of 2011 included, pre-tax, $0.4 million of restructuring charges and $0.6 million in acquisition-related expenses. Excluding these items from both periods, the Company reported non-GAAP fourth-quarter fiscal 2012 operating income of $19.2 million compared with $16.5 million in the year-earlier quarter, an increase of 16.5%.
- Net income from continuing operations was $13.5 million, or $1.05 per diluted share, including, after tax, $0.2 million of restructuring charges, $0.3 million of acquisition-related expenses and $0.8 million in non-recurring tax benefits. This compares with fourth quarter 2011 net income from continuing operations of $10.9 million, or $0.86 per diluted share, which includes, after tax, $0.2 million of restructuring charges and $0.4 million in acquisition-related expenses. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations increased 13.9% to $13.2 million, or $1.02 per diluted share, from $11.5 million, or $0.91 per diluted share, in the fourth quarter of fiscal 2011.
- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $22.1 million compared with $19.1 million in the fourth quarter of fiscal 2011. Excluding the previously mentioned items from both periods, EBITDA increased 13.4% to $22.8 million from $20.1 million in the fourth quarter of fiscal 2011.
- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $110.4 million at the end of the fourth quarter of 2012, compared with $102.0 million a year earlier. Working capital turns were 6.2 for the fourth quarter of fiscal 2012, compared with 6.3 turns in the fourth quarter of fiscal 2011.
- For the first time in history, the Company had a net cash position (defined as short-term debt plus long-term debt less cash) of $4.7 million at June 30, 2012. This compares to net debt of $21.1 million at March 31, 2012.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"Our strong fourth quarter financial results closed out a year of solid performance for Standex," said President and CEO Roger Fix. "Four of our five groups reported year-over-year sales growth for the quarter, resulting in organic growth of 6.5%, partially offset by 1.5% negative foreign exchange. We continued to leverage sales growth into strong earnings performance as all five groups increased the bottom line, growing non-GAAP operating income by 16.5% and non-GAAP EPS from continuing operations by 12.1% to $1.02 per diluted share – a quarterly record for the company."

"We exited the year in the strongest financial condition that the company has ever been in," said Fix. "During the fiscal year we generated $3.40/ share of free cash flow, excluding a $6 million voluntary contribution to the US defined benefit pension plan, and finished the year in a net cash position of $4.7 million. This is the first time in the company's history that we have been in a net cash position. For the year, sales were up 9.2% with organic growth of 6.9% and all five groups increasing sales year over year. As a result, we increased our full-year non-GAAP net income from continuing operations by 14.8% to $43.4 million, or $3.39 per diluted share – another company record."

Segment Review

Food Service Equipment Group sales increased 3.9% year-over-year, with operating income increasing 11.2%.

"Growth at Refrigerated Solutions was driven by continued strong demand from quick service restaurant chains," said Fix. "We also continue to be successful in the dollar store segment where we are growing our market share and customer base. The response to our rack refrigeration offering has been very exciting, and the product is generating strong interest from consultants, large drugstores and large chains. In addition, our value line of upright cabinets and under counter refrigeration products has been very well received by the dealer market and has grown aggressively since its introduction three years ago. We are also pleased with our bottom-line performance at Refrigeration Solutions and expect continued improvement.[1]"

"At Cooking Solutions, we are still seeing soft demand from the retail grocery segment in the UK as well as lower sales to several US-based quick service chain customers," said Fix. "We are focused on broadening our penetration of the chain segment, as this strategy has been successful on the refrigeration side of the business. On the bottom line, volume deleveraging, product mix and higher warranty costs affected margins. We are aggressively implementing cost reduction and other initiatives to improve profitability at Cooking Solutions.

"On the positive side, our custom merchandising businesses reported strong sales in the fourth quarter, and we expect that trend will continue[1]. In addition, we are pleased with the market reaction to our new Giorik Steambox combination steam and convection ovens since we announced our exclusive distributor relationship with Giorik in April."

Engraving Group sales increased 13.5% year-over-year, with 48.0% growth in operating income.

"Continued demand at our North America, China and Europe Mold-Tech operations from new automotive platforms resulted in strong sales and operating income growth," continued Fix. "We believe that the roll engraving and machinery businesses have now stabilized and we are beginning to see more quotation activity[1]. We continue to make progress with our emerging economy strategy, which is focused on Asia Pacific, China and South America. The relocation of our Brazilian engraving operation is underway and we have additional investments planned for Asia in fiscal 2013. Based on expected OEM car launch plans and the negative effect of foreign currency, we do not expect that automotive platform sales for mold texturizing in fiscal 2013 will be at the same record level of sales that we achieved in fiscal 2012.[1] However, current OEM plans for future car launches would indicate that fiscal 2014 will be another record year.[1]"

Engineering Technologies Group sales decreased 5.7% year-over-year, with a 2.9% increase in operating income.

"Engineering Technologies' year-over-year sales decline was due to a difficult comparison with the year-ago quarter as a result of the project-based nature of the business," said Fix. "In the fourth-quarter of 2011, we recorded exceptionally high levels of revenue in the aerospace and navy nuclear markets. This was partially offset by higher sales from the oil and gas market in fiscal 2012 as a result of our Metal Spinners acquisition. At our legacy Spincraft business, demand in the land-based turbine market is steady but we are not seeing a significant rebound from the current low sales level. We continue to be encouraged by the long-term opportunities for this group across several markets.[1]"

The **_Electronics Products Group_** reported 11.5% year-over-year sales growth, with operating income increasing 34.8%.

"Our double-digit sales increase in the fourth quarter was the result of the success of our new product launches as well as improvements in the reed switch market," said Fix. "We are launching a series of new customer programs throughout calendar 2013 that should contribute to sales and earnings for the quarters and years to come.[1] Looking at the bottom line, we capitalized on our prior cost reduction initiatives and continued to demonstrate strong operating leverage on increased sales. After the close of the fourth quarter, we established a global presence for the group with the acquisition of Meder Electronic, which is highly complementary with Standex Electronics in terms of geography, products and industry coverage. We are enthusiastic about the synergistic fit and the growth prospects for the combined business.[1]"

The **_Hydraulics Products Group_** reported 19.9% year-over-year sales growth, with operating income increasing 74.4%.

"We continue to increase our penetration in the North American market for dump trailer systems and we are seeing good growth from the roll off refuse market where we have made share gains," said Fix. "We also reported solid growth from our China facility where we manufacture telescopic and rod cylinders for export to all of our major geographic markets. This facility is contributing to both sales and profit growth, and we are expanding that operation to capitalize on additional opportunities.[1] On the bottom line, we leveraged our low cost structure to achieve a double-digit increase in operating income."

Business Outlook

"As we enter fiscal 2013, we plan to build upon our financial and operational successes of the past year,[1]" said Fix. "Our organic and acquisition growth initiatives have been working well as evidenced by the 9.2% overall top line growth rate we recorded in fiscal 2012. We also are making good progress expanding each of our segments internationally and plan to advance this strategy further in fiscal 2013.[1] In addition, we have a strong balance sheet to support our M&A strategy."

"As we advance our strategy in 2013, we expect to face a few headwinds including a soft European economy, negative year over year foreign exchange comparisons, and increased expense associated with our legacy defined benefit pension plan in the US.[1] At the same time, our organic and acquisitive initiatives position us well to offset the effect that these factors may have on our results.[1] In addition, we plan to take advantage of our streamlined cost structure and focus on productivity to generate solid operating leverage and strong profitability,[1]" concluded Fix.

Conference Call Details

Standex will host a conference call for investors today, August 28, 2012 at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the webcast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 35307963. The replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and

Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at www.standex.com.

Standex International Corporation
Consolidated Statement of Operations

	Three Months Ended June 30,		Year Ended June 30,	
	2012	**2011**	**2012**	**2011**
Net sales	$169,800	$161,694	$634,640	$581,369
Cost of sales	112,499	109,108	426,156	389,831
Gross profit	57,301	52,586	208,484	191,538
Selling, general and administrative expenses	38,543	36,664	146,995	137,807
Gain on sale of real estate	-	-	(4,776)	(3,368)
Restructuring costs	233	374	1,685	1,843
Income from operations	18,525	15,548	64,580	55,256
Interest expense	734	459	2,280	2,107
Other (income) expense, net	(227)	117	(519)	201
Total	507	576	1,761	2,308
Income from continuing operations before income taxes	18,018	14,972	62,819	52,948
Provision for income taxes	4,532	4,051	15,912	14,922
Net income from continuing operations	13,486	10,921	46,907	38,026
Loss from discontinued operations, net of tax	457	(651)	(16,002)	(2,659)
Net income (loss)	$13,943	$10,270	$30,905	$35,367
Basic earnings per share:				
Income from continuing operations	$1.08	$0.88	$3.75	$3.05
Loss from discontinued operations	0.04	(0.05)	(1.28)	(0.22)
Total	$1.12	$0.83	$2.47	$2.83
Diluted earnings per share:				
Income from continuing operations	$1.05	$0.86	$3.67	$2.98
Loss from discontinued operations	0.04	(0.05)	(1.25)	(0.21)
Total	$1.09	$0.81	$2.42	$2.77

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

	Year Ended June 30,	
	2012	2011
Cash Flows from Operating Activities		
Net income	$30,905	$35,367
Loss from discontinued operations	(16,002)	(2,659)
Income from continuing operations	46,907	38,026
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	13,490	13,274
Stock-based compensation	3,768	3,805
Non-cash portion of restructuring charges	81	485
Gain from sale of real estate	(4,776)	(3,368)
Net changes in operating assets and liabilities	(12,029)	8,612
Net cash provided by operating activities - continuing operations	47,441	60,834
Net cash used for operating activities - discontinued operations	(3,775)	(4,497)
Net cash provided by operating activities	43,666	56,337
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(9,936)	(5,919)
Expenditures for acquisitions, net of cash acquired	-	(26,603)
Other investing activities	(2,691)	(1,341)
Proceeds from sale of real estate and equipment	5,207	5,746
Net cash (used for) investing activities from continuing operations	(7,420)	(28,117)
Net cash provided by (used for) investing activities from discontinued operations	16,004	(132)
Net cash provided by (used for) investing activities	8,584	(28,249)
Cash Flows from Financing Activities		
Proceeds from borrowings	210,500	73,000
Payments of debt	(210,300)	(116,500)
Borrowings on short-term facilities (net)	(1,800)	1,800
Activity under share-based payment plans	316	342
Excess tax benefit from share-based payment activity	649	247
Cash dividends paid	(3,383)	(2,875)
Purchase of treasury stock	(5,521)	(5,237)
Net cash (used for) financing activities from continuing operations	(9,539)	(49,223)
Net cash (used for) financing activities from discontinued operations	-	-
Net cash (used for) financing activities	(9,539)	(49,223)
Effect of exchange rate changes on cash	(2,369)	1,912
Net changes in cash and cash equivalents	40,342	(19,223)
Cash and cash equivalents at beginning of year	14,407	33,630
Cash and cash equivalents at end of period	$54,749	$14,407

Standex International Corporation
Condensed Consolidated Balance Sheets

	June 30, 2012	June 30, 2011

ASSETS

Current assets:		
Cash and cash equivalents	$54,749	$14,407
Accounts receivable, net	99,432	95,716
Inventories, net	73,076	74,805
Prepaid expenses and other current assets	6,255	5,345
Income taxes receivable	3,568	--
Deferred tax asset	12,190	11,337
Current assets - discontinued operations	--	18,939
Total current assets	249,270	220,549
Property, plant, and equipment, net	82,563	87,088
Goodwill	100,633	102,439
Intangible assets, net	19,818	22,554
Deferred tax asset	6,618	--
Other non-current assets	20,909	18,028
Non-current assets - discontinued operations	--	24,247
Total non-current assets	230,541	254,356
Total assets	$479,811	$474,905

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Short-term debt	$ --	$1,800
Current portion of long-term debt	--	3,300
Accounts payable	62,113	68,205
Accrued liabilities	51,124	43,825
Income taxes payable	3,548	3,404
Current liabilities – discontinued operations	--	7,603
Total current liabilities	116,785	128,137
Long-term debt	50,000	46,500
Accrued pension and other non-current liabilities	70,119	48,175
Non-current liabilities - discontinued operations	--	6,480
Total non-current liabilities	120,119	101,155
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	34,928	33,228
Retained earnings	505,163	477,726
Accumulated other comprehensive loss	(75,125)	(44,928)
Treasury shares	(264,035)	(262,389)
Total stockholders' equity	242,907	245,613
Total liabilities and stockholders' equity	$479,811	$474,905

Standex International Corporation
Selected Segment Data

	Three Months Ended June 30,		Year Ended, June 30,	
	2012	2011	2012	2011
Net Sales				
Food Service Equipment	$100,749	$96,962	$388,813	$365,523
Engraving	24,762	21,823	93,611	85,258

Engineering Technologies	22,673	24,038	74,088	61,063	
Electronics Products	13,355	11,981	48,206	46,600	
Hydraulics Products	8,261	6,890	29,922	22,925	
Total	$169,800	$161,694	$634,640	$581,369	

Income from operations

Food Service Equipment	$11,111	$9,993	$39,613	$37,915	
Engraving	4,896	3,307	17,896	14,182	
Engineering Technologies	4,964	4,826	14,305	12,606	
Electronics Products	2,556	1,896	8,715	7,551	
Hydraulics Products	1,402	804	4,403	2,436	
Corporate	(6,171)	(4,904)	(23,443)	(20,959)	
Total	$18,758	$15,922	$61,489	$53,731	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended June 30,		% Change	Year Ended June 30,		% Change
	2012	2011		2012	2011	
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$18,525	$15,548	19.1%	$64,580	$55,256	16.9%
Adjustments:						
Restructuring charges	233	374		1,685	1,843	
Acquisition Costs	462	577		462	1,855	
Gain on sale of real estate	-	-		(4,776)	(3,368)	
Adjusted income from operations	$19,220	$16,499	16.5%	$61,951	$55,586	11.5%
Interest and other expenses	(507)	(576)		(1,761)	(2,308)	
Provision for income taxes	(4,532)	(4,051)		(15,912)	(14,922)	
Discrete tax items	(790)	-		(1,635)	(503)	
Tax impact of above adjustments	(240)	(328)		734	(76)	
Net income from continuing operations, as adjusted	$13,151	$11,544	13.9%	$43,377	$37,777	14.8%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$18,018	$14,972		$62,819	$52,948	
Add back:						
Interest expense	734	459		2,280	2,107	
Depreciation and amortization	3,344	3,712		13,490	13,274	
EBITDA	$22,096	$19,143	15.4%	$78,589	$68,329	15.0%
Adjustments:						
Restructuring charges	233	374		1,685	1,843	
Acquisition Costs	462	577		462	1,855	
Gain on sale of real estate	-	-		(4,776)	(3,368)	

Adjusted EBITDA	$22,791	$20,094	13.4%	$75,960	$68,659	10.6%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$24,312	$28,003		$47,441	$60,834	
Add back: Voluntary pension contribution	6,000			6,000		
Less: Capital expenditures	(1,723)	(1,088)		(9,936)	(5,919)	
Free operating cash flow	$28,589	$26,915		$43,505	$54,915	
Net income from continuing operations	13,486	10,921		46,907	38,026	
Conversion of free operating cash flow	212.0%	246.5%		92.7%	144.4%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

	Three Months Ended June 30,			Year Ended June 30,		
	2012	**2011**	**% Change**	**2012**	**2011**	**% Change**
Adjusted earnings per share from continuing operations						
Diluted earnings per share from continuing operations, as reported	$1.05	$0.86	22.1%	$3.67	$2.98	23.2%
Adjustments:						
Restructuring charges	0.01	0.02		0.09	0.09	
Acquisition costs	0.02	0.03		0.02	0.10	
Gain on sale of real estate	-	-		(0.26)	(0.16)	
Discrete tax items	(0.06)	-		(0.13)	(0.04)	
Diluted earnings per share from continuing operations, as adjusted	$1.02	$0.91	12.1%	$3.39	$2.97	14.1%